Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 672 71 99 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

SEC MAIL RECEIVED PROCESSING
OCT 2 4 2005
213 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05012046

Murten, 18.10.2005

Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 672 71 99

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Preben Sundenaes
Group Finance Director

b_sec&ex322004

40 000 04.01

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 672 71 99 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press release
Murten, October 18, 2005

Saia-Burgess increases sales

In the first nine months of 2005 Saia-Burgess recorded a year-on-year increase of 8.9 percent in sales to CHF 463.4 million (CHF 425.6 million). Earnings before interest, tax and amortisation (EBITA) reached CHF 33.4 million (CHF 36.0 million) with an EBITA margin of 7.2 percent (8.5 percent).

The upswing in business anticipated in the summer failed to materialise in the third quarter of 2005, with a corresponding effect on the nine-month sales figures. Compared to the first half-year, when sales showed a year-on-year rise of 13.8 percent, the increase after nine months was 8.9 percent. Adjusting for exchange rate movements, sales amounted to CHF 466.0 million. The growth of 9.5 percent was exclusively attributable to acquisitions. As a result of the weakened US dollar, sales were negatively influenced by a foreign exchange impact of CHF 2.6 million or 0.6 percent.

Variable divisional performance

In the third quarter of 2005 the difficulties facing some car manufacturers, particularly in the USA, had an impact on the Automotive Division's business, while the switch business in Europe continued to negatively affect the Industry Division's performance. The Controls Division performed well.

In the first nine months of 2005 the Automotive Division recorded a 13.2 percent increase in sales to CHF 257.3 million (CHF 227.2 million). Internal growth was negative at 0.3 percent. Sales increased due to acquisitions (Bühler, 6 months), which contributed 14.0 percent, while the negative impact of foreign exchange fluctuations was 0.4 percent. The Industry Division recorded a 3.2 percent rise in sales to CHF 150.6 million (CHF 145.9 million). Internal growth was negative at 1.5 percent. Acquisitions (Sick/Stegmann, 7 months) contributed 5.9 percent to growth in sales, while the negative foreign exchange impact amounted to 1.2 percent. Through internal growth alone, the Controls Division expanded sales by 5.6 percent to CHF 55.5 million (CHF 52.5 million) with a positive foreign exchange impact of 0.1 percent. Sales recorded by the Industry and Controls Division for the first nine months of 2005 include CHF 15.6 million (CHF 16.0 million) in respect of the reclassification of electronic products from the Industry Division to the Controls Division on 1 January 2005; the comparative figures for the previous-year period were adjusted accordingly.

Higher gross profit

Over the first three quarters of 2005 gross profit rose to CHF 121.3 million (CHF 119.3 million). This enabled a gross profit margin of 26.2 percent to be retained for the third quarter, despite lower sales, a product mix that continued to be unfavourable, and the rising cost of raw materials. Various projects aimed at savings on materials as well as product innovation were key contributors to this positive development.

The EBIT rose from CHF 32.4 million to CHF 33.2 million and net income increased by 4.8 percent to CHF 22.6 million (CHF 21.6 million).

Nine-monthly EBIT and net profit were negatively impacted by initial costs for defensive measures related to the hostile takeover bid (CHF 1.6 million) and positively impacted by the absence of goodwill amortisation (CHF 3.6 million) in compliance with IFRS.

Outlook

Expansion of the low-wage production plants is proceeding apace: The new production plant in Poland was officially inaugurated on October 12, 2005, and additional expansion is in the pipeline.

Due to the absence of the anticipated upswing in business in the third quarter and the difficulty in estimating fourth-quarter results, Saia-Burgess expects to close 2005 with a year-on-year increase of around 10 percent in sales (including approximately CHF 14 million from the recent US acquisition, CEI). In view of below-expectation sales and the costs of defensive measures related to the takeover bid (amounting to approximately CHF 5 million), it is unlikely that the targeted improvement in profitability will be achieved.

Please address any press enquiries to:
Valeria Poretti-Rezzonico
Director Communication, IR and Marketing
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +41 26 672 71 99
Mobile +41 79 445 54 23
www.saia-burgess.com

Agenda

27.10.05 Extraordinary General Meeting in Murten

Saia-Burgess Group
Saia-Burgess with its products – switches, actuators, electronic products and electronic controllers – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing are carried out in own production locations in Europe, North America, Africa and Asia. In 2004 Saia-Burgess achieved sales of CHF 568.4 Mio with 3'719 employees worldwide.

Disclaimer
The press releases of Saia-Burgess contain forecasts that reflect the present view and assessment of Group Management. These forecasts contain certain elements of risk and uncertainty that might lead to a significant discrepancy between forecast and actual results. Potential elements of risk and uncertainty comprise such factors as the general economic situation, currency fluctuations, competitive pressure on products and prices, and modifications to prevailing statutory frameworks.